Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

HotSpotMe, Inc.
902 Broadway, Floor 6
New York, NY 10010
www.HotSpotMe.io

Up to $107,000.00 in Common Stock at $0.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: HotSpotMe, Inc.
Address: 902 Broadway, Floor 6, New York, NY 10010
State of Incorporation: DE
Date Incorporated: April 02, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 20,000 shares of Common Stock
Offering Maximum: $107,000.00 | 214,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.50
Minimum Investment Amount (per investor): $100.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See 10% Bonus below

<u>Perks</u>*

$100 — If you invest $100, you will receive 10 minutes of FREE HotSpotMe.

$1,000 — If you invest $1,000, you will receive 200 minutes of FREE HotSpotMe.

$5,000 — If you invest $5,000, you will receive 6 months of FREE HotSpotMe.

$10,000 — If you invest $10,000, you will receive 1 year of FREE HotSpotMe.

$25,000 — If you invest $25,000, you will receive 1 year of FREE HotSpotMe and a Samsung Galaxy S9.

*All perks occur after the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

HotSpotMe, Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 200 shares of Common Stock at $0.50 / share, you will receive 220 Common Stock, meaning you'll own 220 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

HotSpotMe is an innovative wireless router-sharing application. If you have a wireless router, you can register it on the HotSpotMe website. If anyone with the HotSpotMe app on their phone is within range of your router, they can connect securely and anonymously, use your Wi-Fi for a period of time, and pay. We are the "Uber" of wireless routers. The original company, HotSpotMe.io, Inc. was founded in Massachusetts in September 2015. We raised $50,000 for development in September 2016. The current company, HotSpotMe, Inc., was founded in Delaware in April 2018. The two companies merged and all assets and liabilities of HotSpotMe.io, Inc. were transferred to HotSpotMe, Inc. on April 30, 2018, and all shares were exchanged in a ratio of 800 to 1. HotSpotMe.io, Inc. ceased operations at that time. HotSpotMe, Inc. is the sole parent of its wholly-owned subsidiary HotSpotMe Mobile Ltd., headquartered in St. Thomas, Ontario, Canada. The Canadian subsidiary was incorporated in British Columbia on July 25, 2018 for the purpose of a future HotSpotMe rollout in Canada. Robert J. Sabharwal is the sole director of the Canadian subsidiary. All 100 outstanding shares of HotSpotMe Mobile Ltd. are owned by HotSpotMe, Inc., and were sold at a price of C$0.10 per share, for a total paid-in capital of C$10.00 (or US$7.67). No other transactions have occurred between the two companies, and no funds from this Regulation Crowdfunding round will be used towards the Canadian entity. The Canadian subsidiary will conduct its own Crowdfunding round in Canada in 2019.

Competitors and Industry

Xfinity HotSpot, Verizon HotSpot, Fon, and a few others. However, there is no direct competitor in terms of the same business model. The competitors named above do not provide income for the wireless router hosts. HotSpotMe sends 72.5% of each transaction to the Wi-Fi provider. The other apps currently involve a subscription to their service and/or ask hosts to give out their Wi-Fi for free.

Current Stage and Roadmap

We have a working functional prototype of our Android app, which we will be ready for release in early 2019. Our website is almost complete, as the only part left is embedding the documents for users to sign. Our attorney is currently putting together the agreements for our hosts and users. We have enough resources to release the Android app, but require more funds for marketing, customer support, and developing the iOS app.

The Team

Officers and Directors

Name: Robert J. Sabharwal

Robert J. Sabharwal's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: April 02, 2018 - Present
  Responsibilities: Directing all aspects of the company.

- **Position:** Director
  Dates of Service: April 02, 2018 - Present
  Responsibilities: Direction of company.

- **Position:** Secretary
  Dates of Service: April 02, 2018 - Present
  Responsibilities: Company records.

Other business experience in the past three years:

- **Employer:** Pall Corporation
  Title: Senior Purification Scientist
  Dates of Service: July 31, 2017 - April 30, 2018
  Responsibilities: Purify and analyze experimental vaccines and biological therapeutics.

Other business experience in the past three years:

- **Employer:** Signature Staff Resources
  Title: Assay Development Scientist
  Dates of Service: January 05, 2017 - April 07, 2017
  Responsibilities: Design, develop, and execute biological assays (analytical tests) for experimental therapeutics.

Other business experience in the past three years:

- **Employer:** Sanofi Pasteur
  Title: Process Development Professional
  Dates of Service: February 11, 2008 - November 13, 2016
  Responsibilities: Research and develop purification processes for experimental vaccines and biological therapeutics.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock offered should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

We are an early stage company and have not yet generated any profits

HotSpotMe, Inc. was formed on April 2, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. HotSpotMe, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that HotSpotMe is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's founder, Robert J. Sabharwal, has two patents pending. The Company also owns trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

The patents have been filed by the inventor and founder of the company.

The two existing patents pending have been filed by the inventor of the technology, founder Robert J. Sabharwal. If, in the future, the founder were to depart from the Company, the use of the underlying patents may be at risk. There is currently no intellectual property transfer agreement, or license agreement in place between the inventor and the Company. However, the Company does plan to establish an agreement in the future, upon consultation with intellectual property legal professionals, in order to protect its underlying technology.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Robert J. Sabharwal	8,000,000	Common stock	96.8

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,266,400 outstanding.

Voting Rights

1 vote per share.

Material Rights

Dividend Rights. Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends. Rights to Receive Liquidation Distributions. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Rights and Preferences. The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by any additional classes of stock that we may designate in the future.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 333
  Use of proceeds: Raise conducted by HotSpotMe.io, Inc. (original company) for app and website development purposes. All 333 shares were purchased by

Willemse Inc., a Canadian holding company headquartered at 43538 Fruit Ridge Line, St. Thomas, Ontario, Canada (a non-U.S. person). No directed selling efforts were used by the Company for this sale. Upon merger of the two companies, shares were exchanged 800 to 1 (333 x 800 = 266,400). Founder Robert J. Sabharwal held 10,000 shares in original company, and exchanged for 8,000,000 shares of merged company. Thus, the total outstanding shares in HotSpotMe, Inc. is 8,266,400.

Date: September 12, 2016

Offering exemption relied upon: Regulation S

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:
We have not generated any revenue thus far. Our predecessor entity received funds in the form of equity investment and shareholder loans. Our expenses are related to app development, web development, legal fees, patent fees, hardware, software, and office supplies. We have not paid our employees up to this point.

Historical results and cash flows:
The historical results are not indicative of our future performance. We are close to completing development and releasing the app, and we expect to generate revenue in the near future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
Very little cash on hand. Shareholder loans may be available up to $25,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are essential for marketing and generating publicity at the start of the launch. We have enough funds available to complete and release the app. However, marketing and advertising at the start of the launch is very important for our early growth, and we are therefore seeking this funding.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
The viability of the company is not at stake. The app can be launched in the next 3 to 6 months without funds from this campaign. However, these funds are essential for our early growth.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
Minimum raise would allow for a minimal amount of pre-launch marketing, such as internet advertising, and email and social media marketing.

How long will you be able to operate the company if you raise your maximum funding goal?
Maximum raise will allow for substantial marketing and advertising pre-launch, such as internet marketing, email and social media, pay-per-click, and outdoor advertising, and will contribute to the early growth of the company.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
Personal line of credit from shareholders.

Indebtedness

- **Creditor:** Robert J. Sabharwal
  Amount Owed: $27,651.53
  Interest Rate: 8.0%
  Maturity Date: October 31, 2022

Related Party Transactions

- **Name of Entity:** Robert J. Sabharwal
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Shareholder Loan.
  Material Terms: Original loan amount: $30,000; Remaining balance: $27,651.53; Interest rate: 8%; Term: 54 months; Maturity date: Oct. 31, 2022.

Valuation

Pre-Money Valuation: $4,133,200.00

Valuation Details: We conducted a valuation of the company using the methods provided by Equidam.com. The methodology uses an average of five different valuation tools and takes into account three-year financial projections, total accessible market, previous funding rounds, team experience, and a host of other factors. Using our projected data, the Equidam analysis calculated HotSpotMe's pre-money valuation to be $4.15 million. The full report can be made available to potential investors.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  60.0%
  Online ads, pay-per-click, social media, and email advertising. No funds will be used for the Canadian subsidiary -- a separate Crowdfunding campaign will be conducted in Canada in 2019 to raise funds for the Canadian launch.

- *Company Employment*
  30.0%
  Customer support representatives.

- *Operations*
  4.0%
  Database fees, software, hardware.

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  70.0%
  Online advertising, publicity campaigning, guerrilla marketing, social media marketing, video content, and outdoor advertising. No funds will be used for the Canadian subsidiary -- a separate Crowdfunding campaign will be conducted in Canada in 2019 to raise funds for the Canadian launch.

- *Company Employment*
  20.0%

Customer support and administrative.

- *Operations*
4.0%
Database fees, software, hardware.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.HotSpotMe.io (Investors section).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR HotSpotMe, Inc.

[See attached]

I, Robert J. Sabharwal, the President and CEO of HotSpotMe, Inc., hereby certify that the consolidated financial statements of HotSpotMe, Inc. and its subsidiary and notes thereto for the period ending September 30, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $0.00, taxable income of $0.00, and total tax of $578.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of October 15, 2018.

_____   15-oct-2018
                                        _____

President and CEO

HotSpotMe, Inc.
and Subsidiary

Consolidated Financial Statements
(unaudited)

For the period ended September 30, 2018

Robert J. Sabharwal

President and CEO

HotSpotMe, Inc.

HotSpotMe, Inc. and Subsidiary

Index to the Financial Statements

(unaudited)

Consolidated Balance Sheet

HotSpotMe, Inc. and Subsidiary

As of: 2018-09-30

Assets

Account	Balance
Current Asset	
Cash on Hand	1,018.04
Total for Current Asset	**1,018.04**
Fixed Asset	
Machinery, equipment, furniture & fixtures	1,626.27
HotSpotMe Mobile Ltd. Stock	7.67
Total for Fixed Asset	**1,633.94**
Total Assets	**2,651.98**

Liabilities

Account	Balance
Non-Current Liability	
Shareholder Loan #4 (Assumed)	27,651.53

Account	Balance
Total for Non-Current Liability	27,651.53
Total Liabilities	**27,651.53**

Equity

Account	Balance
Common Shares	(17,286.94)
Previous Year(s) Earnings	**0.00**
Current Year Earnings	**(7,712.61)**
Total Equity	**(24,999.55)**
Total Liabilities and Equity	**2,651.98**

Consolidated Income Statement

HotSpotMe, Inc. and Subsidiary

Reporting period: 2018-04-02 to 2018-09-30

Revenue

Accounts	Balance
Total Revenue	0.00

Cost of Goods Sold (COGS)

Accounts	Balance
Total Cost of Goods Sold (COGS)	0.00
Gross Profit	0.00

Operating Expenses

Accounts	Balance
Uncategorized Expense	6.19
Computer – Software	150.05
Computer – Internet	175.00
Computer – Hosting	122.71

Accounts	Balance
Telephone – Land Line	142.54
Telephone – Wireless	125.00
Interest Expense	967.68
Fundraising Fees	36.69
Office Supplies	75.10
Virtual Office Rent	199.00
Organizational Expenses	992.61
Travel Expense	678.92
Protection Plans	77.00
Contract Services	1,650.00
Legal Fees	2,250.00
Sales Taxes	64.12
Total Operating Expenses	**7,712.61**
Net Profit	**(7,712.61)**

HotSpotMe, Inc.

Statement of Stockholders Equity Ending Sep. 30, 2018

	Common Stock					
	Shares*	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
Date						
30-Sep-18	8,266,400				$ (24,999.55)	$ (24,999.55)

* Exchanged for HotSpotMe.io, Inc. shares (800 to 1)

HotSpotMe, Inc.

Statement of Cash Flows Ending Sep. 30, 2018

	2018
Cash Flows from Operating Activities	
Net Loss	$ (7,712.61)
Net cash used in operating activities	$ (7,712.61)
Cash Flows from Investing Activities	
Purchase of equipment	$ (1,167.11)
Net cash used in investing activities	$ (1,167.11)
Cash Flows from Financing Activities	
Cash transfer from merger	$ 12,112.68
Repayment of notes payable	$ (3,316.15)
Net cash provided by financing activities	$ 8,796.53

HotSpotMe, Inc.

Notes to the Financial Statements

Note 1 – Business and Nature of Operations

HotSpotMe.io, Inc. was formed on September 25, 2015 in the Commonwealth of Massachusetts. HotSpotMe, Inc. was incorporated on April 2, 2018 in the State of Delaware. HotSpotMe.io, Inc. was merged into HotSpotMe, Inc. on April 30, 2018, with HotSpotMe, Inc., headquartered in New York, NY, being the surviving entity.

HotSpotMe, Inc. is the sole parent of its wholly-owned subsidiary HotSpotMe Mobile Ltd., headquartered in St. Thomas, Ontario, Canada.

The consolidated financial statements of HotSpotMe, Inc. and HotSpotMe Mobile Ltd. are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP.).

HotSpotMe is the world's first on-demand private wireless router-sharing application. Hosts can register their router on our website, and anyone nearby with the HotSpotMe mobile application on their phone can access the router anonymously and securely, use it for a period of time, and pay. We are the "Uber" of wireless routers.

HotSpotMe is expected to launch in early 2019.

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of HotSpotMe, Inc., and its wholly owned subsidiary HotSpotMe Mobile Ltd. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or Jess to be cash equivalents.

Accounts Receivable

Accounts receivable are reported net of allowance for expected losses. It represents the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are charged to operations in the year in which those differences are determined, with an offsetting entry to a valuation allowance. As of September 30, 2018, no allowance was recorded as all receivables are expected to be collected.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of three (3) to seven (7) years. Significant renewals and betterments are capitalized while maintenance and repairs are charged to expense as incurred. Leasehold improvements are amortized on the straight-line basis over the lesser of their estimated useful lives or the term of the related lease, whichever is shorter.

Intangible Assets - Patents

The Company capitalizes patent filing fees, and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patents are amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 17 years.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future manufacturing processes. Our research and development costs consist primarily of materials and services. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Note 3 – Property and Equipment

As of September 30, 2018, property and equipment consisted of the following.

Office Equipment	$	725.99
Furniture and fixtures		300.00
Total Property and Equipment		1,025.99

Note 4 – Intangible Assets

Intangible assets include patents pending in the United States (filed Aug. 31, 2016) and Canada (filed Oct. 10, 2017), and worldwide provisional patent (PCT, filed May 2, 2018).

Note 5 – Accrued Liabilities

Accrued liabilities consisted of the following as of September 30, 2018:

State Tax	$	578
Total		578

Note 6 – Debt

Notes Payable

A Shareholder Loan was assumed from HotSpotMe.io, Inc. upon merger. The assumed loan amount was $30,000 with an interest rate of 7.99% per annum. The maturity date is Oct. 31, 2022.

Note 7 – Commitments and Contingencies

We are currently not involved with or know of any pending or threatened litigation against the company.

Note 8 – Stockholders' Equity

Common Stock

The Company has authorized 10,000,000 shares of common stock with a par value of $0.00001. Upon merger with HotSpotMe.io, Inc., 8,266,400 shares were issued in exchange for all the outstanding shares of the former company, in a ratio of 800 to 1. The original proceeds under these offerings was $50,020.

Note 9 – Income Taxes

Current tax provision outstanding as of Sept. 30, 2018:

Federal	$	
State		600
Total		600

Note 10 – Related Party Transactions

A Shareholder Loan provided by Robert J. Sabharwal was obtained by HotSpotMe.io, Inc. on April 30, 2018. The loan amount was $30,000 at an interest rate of 7.99% per annum for a term length of 54 months. The maturity date is Oct. 31, 2022.

The loan was transferred to HotSpotMe, Inc. upon the merger.

Note 11 – Subsequent Events

The Company has evaluated subsequent events that occurred after September 30, 2018 through October 18, 2018, the issuance date of these consolidated financial statements. There have been no other events or transactions at this time which would have a material effect on these consolidated financial statements.

Balance Sheet

HotSpotMe.io, Inc.

As of: 2018-04-30

Assets

Account	Balance
Bank	
Cash on Hand	12,112.68
Total for Bank	**12,112.68**
Fixed Asset	
Machinery, equipment, furniture & fixtures	600.28
HotSpotMe Inc. Stock	0.10
Total for Fixed Asset	**600.38**
Total Assets	**12,713.06**

Liabilities

Account	Balance
Non-Current Liability	
Shareholder Loan #3	0.00

Account	Balance
Shareholder Loan #1	0.00
Shareholder Loan #4	30,000.00
Shareholder Loan #2	0.00
Total for Non-Current Liability	30,000.00
Total Liabilities	**30,000.00**

Equity

Account	Balance
Common Shares	50,020.00
Previous Year(s) Earnings	**(57,801.11)**
Current Year Earnings	**(9,505.83)**
Total Equity	**(17,286.94)**
Total Liabilities and Equity	**12,713.06**

Balance Sheet

HotSpotMe.io, Inc.

As of: 2017-12-31

Assets

Account	Balance
Bank	
Cash on Hand	218.89
Total for Bank	**218.89**
Total Assets	**218.89**

Liabilities

Account	Balance
Non-Current Liability	
Shareholder Loan #3	8,000.00
Shareholder Loan #1	0.00
Shareholder Loan #2	0.00
Total for Non-Current Liability	8,000.00
Total Liabilities	**8,000.00**

Equity

Account	Balance
Common Shares	50,020.00
Previous Year(s) Earnings	(47,748.56)
Current Year Earnings	(10,052.55)
Total Equity	(7,781.11)
Total Liabilities and Equity	218.89

Balance Sheet

HotSpotMe.io, Inc.

As of: 2016-12-31

Assets

Account	Balance
Bank	
Cash on Hand	11,675.60
Total for Bank	**11,675.60**
Total Assets	**11,675.60**

Liabilities

Account	Balance
Non-Current Liability	
Shareholder Loan #1	9,404.16
Shareholder Loan #2	0.00
Total for Non-Current Liability	9,404.16
Total Liabilities	**9,404.16**

Equity

Account	Balance
Common Shares	50,020.00
Previous Year(s) Earnings	(7,824.29)
Current Year Earnings	(39,924.27)
Total Equity	2,271.44
Total Liabilities and Equity	11,675.60

Income Statement

HotSpotMe.io, Inc.

Reporting period: 2018-01-01 to 2018-04-30

Revenue

Accounts	Balance
Total Revenue	0.00

Cost of Goods Sold (COGS)

Accounts	Balance
Total Cost of Goods Sold (COGS)	0.00
Gross Profit	0.00

Operating Expenses

Accounts	Balance
Computer – Hardware	118.46
Computer – Software	77.56
Computer – Internet	200.00
Computer – Hosting	280.38

Accounts	Balance
Telephone – Land Line	200.00
Telephone – Wireless	200.00
Interest Expense	342.81
Intellectual Property Fees	3,000.00
Office Supplies	55.24
Education - Courses	216.99
Organizational Expenses	210.33
Advertising & Promotion	3,717.00
Legal Fees	206.00
Taxes – Corporate Tax	469.00
Taxes & Licenses	212.06
Total Operating Expenses	**9,505.83**
Net Profit	**(9,505.83)**

Income Statement

HotSpotMe.io, Inc.

Reporting period: 2017-01-01 to 2017-12-31

Revenue

Accounts	Balance
Total Revenue	0.00

Cost of Goods Sold (COGS)

Accounts	Balance
Total Cost of Goods Sold (COGS)	0.00
Gross Profit	0.00

Operating Expenses

Accounts	Balance
Computer – Hardware	69.28
Computer – Software	445.16
Computer – Internet	600.00
Computer – Hosting	418.80

Accounts	Balance
Telephone – Land Line	600.00
Telephone – Wireless	600.00
Fundraising Fees	200.00
Interest Expense	176.33
Intellectual Property Fees	4,310.70
Office Supplies	50.08
Postage & Delivery	8.95
Meals and Entertainment	25.69
Education - Courses	959.34
Travel Expense	355.72
Contract Services	593.51
Professional Fees	19.99
Taxes & Licenses	577.00
Parking	42.00
Total Operating Expenses	**10,052.55**
Net Profit	**(10,052.55)**

Income Statement

HotSpotMe.io, Inc.

Reporting period: 2016-01-01 to 2016-12-31

Revenue

Accounts	Balance
Total Revenue	0.00

Cost of Goods Sold (COGS)

Accounts	Balance
Total Cost of Goods Sold (COGS)	0.00
Gross Profit	0.00

Operating Expenses

Accounts	Balance
Computer – Hardware	405.83
Computer – Software	216.35
Computer – Internet	600.00
Computer – Hosting	611.36

Accounts	Balance
Telephone – Land Line	600.00
Telephone – Wireless	600.00
Bank Service Charges	4.00
Interest Expense	3,540.76
Intellectual Property Fees	513.62
Office Supplies	352.91
Postage & Delivery	29.95
Training Materials	85.44
Meals and Entertainment	599.92
Travel Expense	1,136.54
Research and Development	115.39
Advertising & Promotion	5,512.00
Contract Services	24,435.20
Taxes & Licenses	565.00
Total Operating Expenses	**39,924.27**
Net Profit	**(39,924.27)**

HotSpotMe.io, Inc.

Statement of Stockholders Equity Ending Apr. 30, 2018

Date	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
30-Apr-18	10,333	$ 50,020.00			$ (67,306.94)	$ (17,286.94)
31-Dec-17	10,333	$ 50,020.00			$ (57,801.11)	$ (7,781.11)
31-Dec-16	10,333	$ 50,020.00			$ (47,748.56)	$ 2,271.44

HotSpotMe.io, Inc.

Statement of Cash Flows Ending Apr. 30, 2018

	2018	2017	2016
Cash Flows from Operating Activities			
Net Loss	$ (10,106.11)	$ (10,052.55)	$ (39,924.27)
Net cash used in operating activities	$ (10,106.11)	$ (10,052.55)	$ (39,924.27)
Cash Flows from Investing Activities			
Purchase of equipment	$ (718.74)	$ (69.28)	$ (405.83)
Net cash used in investing activities	$ (718.74)	$ (69.28)	$ (405.83)
Cash Flows from Financing Activities			
Proceeds from Common Stock issuance			$ 50,000.00
Proceeds from notes payable	$ 30,000.00	$ 8,000.00	$ 50,000.00
Repayment of notes payable	$ (8,342.81)	$ (9,580.49)	$ (43,636.54)
Net cash provided by financing activities	$ 21,657.19	$ (1,580.49)	$ 56,363.46

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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PLAY VIDEO
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Investors
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Raised of $10K - $107K goal
HotSpotMe
Hotspot-sharing Service
Small OPO
New York, NY
Technology
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

Wi-Fi When You Need It.

Invest in HotSpotMe

HOTSPOTME

HotSpotMe – it's the **"Uber for Routers"**, a revolutionary new way to provide both convenience and additional income by participating in the sharing economy. Using this simple, safe and secure app, anyone can turn their personal Wi-Fi router into a password-protected Hotspot to earn money every time a mobile HotSpotMe user logs on.

HotSpotMe is an innovative on-demand wireless router-sharing application. And for users, it makes Wi-Fi conveniently available while traveling all across the country, paying only for the time they are connected. HotSpotMe will be available for Android phones and free to download on Google Play in early 2019. The company was founded in Cambridge, Massachusetts, by Harvard graduate Robert J. Sabharwal.



hotspotme
WiFi
Register Router at HotS
Logout

HotSpotMe is incredibly simple to use. Hosts simply register their router with HotSpotMe and submit their bank account information to earn dollars every time someone

account information to earn dollars every time someone connects to their Wi-Fi via the HotSpotMe App. It's a completely secure environment, and users are unable to see the host's password or any other identifying information. Payments are securely processed by Stripe, which is used by over 100,000 small companies and major corporations including Facebook, Target, Lyft and Shopify. The app is designed to be incredibly simple to use for all ages. The list of available HotSpotMe routers in range are displayed and with one click, the user's device connects for browsing, streaming or using their favorite apps. That's all there is! Visit **www.HotSpotMe.io** to learn more!



HotSpotMe provides 24/7 customer support to help with potential connection issues. "This is a fantastic way for anyone with a home router to earn passive income," said HotSpotMe founder Robert J. Sabharwal. "Just like Uber is providing income for people driving during their off-time, Airbnb hosts making money by sharing a spare bedroom, or GetAround providers earning dollars with an extra car, HotSpotMe has the potential to generate income for millions of Americans, just by sharing their Wi-Fi router. Imagine living within Wi-Fi range of a café or restaurant and how many hundreds of people might log on each week!"

For more information visit **www.HotSpotMe.io** today!

"With over 9.5 billion wireless routers worldwide[1], our potential growth is truly limitless . . . "

1. https://www.wi-fi.org/news-events/newsroom/wi-fi-alliance-publishes-2018-wi-fi-predictions

---

The Offering

Investment

$0.50/share of Common Stock | When you invest you are betting the company's future value will exceed **$4.2 M.**

Perks

$100 — If you invest $100, you will receive **10 minutes of FREE HotSpotMe.**

$1,000 — If you invest $1,000, you will receive **200 minutes of FREE HotSpotMe.**

$5,000 — If you invest $5,000, you will receive **6 months of FREE HotSpotMe.**

$10,000 — If you invest $10,000, you will receive **1 year of FREE HotSpotMe.**

$25,000 — If you invest $25,000, you will receive **1 year of FREE HotSpotMe and a Samsung Galaxy S9.**

All perks occur after the offering is completed.



This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

*For details on the bonus, please see the **Offering Summary** below.*

" *The simplicity and convenience of our app means anyone can easily use HotSpotMe.* "

The "Uber" for Routers

Connect Everywhere

Access wireless routers all across the continent.

Make Money Sharing

Register your router and get paid every time HotSpotMe Users connect.

No-Risk Policy

Providers are protected from suspicious usage by our Terms of Service.

Advanced Security

Your information is hidden from third-parties and HotSpotMe Users.

Premium Support

Our service reps are available 24/7 to handle customer issues.

Easy to Use

Connect to Wi-Fi for browsing, streaming, or using your favorite apps.



We have developed a working prototype of HotSpotMe. Watch the video above to see how it works!

Sit back, relax, make money



Development Stage

We've reached a number of milestones towards a successful launch:



- Developed a functional Android prototype of HotSpotMe.
- Website and customer portal is almost complete.
- The founder, Robert J. Sabharwal, has patents pending in the U.S., Canada, and has filed a worldwide provisional patent (PCT).
- Will begin Beta Testing in January 2019.
- Plan to Launch in Early 2019!

We've made good progress on a small budget - but with your investment we can grow quickly!

"There are 2.5 billion smartphone users around the world[2] . . . each and every one of them may have a need for HotSpotMe."

2. https://www.statista.com/statistics/330695/number-of-smartphone-users-worldwide/


hotspotme
Connect To Private
Wi-Fi Hotspots
Anywhere, On The Go!
Your Total Charge Is:
$3.15
Thank You For Using HotSpotMe!
Refer a Friend
Or Become A Provider
& Earn Money!
Make Money From Home
While Helping Others
Get Connected
Download HotSpotMe
Today!
hotspotme

Share and Get Paid

Simply register your router with HotSpotMe, submit your bank account info to our secure payment processor, and earn dollars every time someone connects to your Wi-Fi.

Simple, Safe, and Secure

Your name and personal info will never be shared with any third-party. Your Wi-Fi password will remain hidden from any HotSpotMe mobile user. And, your banking details will be handled by our secure payment processor, Stripe.

Invest Today



By investing in HotSpotMe, we can grow early and quickly. Our goal is to spread the HotSpotMe network across America and throughout the world. It's a lofty mission, but with your help, we can do it!

"*Our goal is to spread the HotSpotMe network across America and the globe.*"

Invest in HotSpotMe Today!

FAQ

When will HotSpotMe be available?
The app and web portal are almost complete. We will finish beta testing in January 2019 and are preparing for a nationwide February launch.

Which mobile platform will HotSpotMe be released?
The first release will be for Android phones and tablets. The iPhone version is in the early stages of development.

Can Hosts register any of their Wi-Fi devices?
Anyone can register their wireless router, mobile hotspot, or any other Wi-Fi device. However, for mobile Wi-Fi hotspots, we ask that you keep the device stationary while customers are connected, so that it doesn't go out of range and disconnect the user.

What will HotSpotMe cost to use?
The service will have tiered pricing, but will be approximately $0.50 per minute.

How much will Hosts make?
Hosts will receive 72.5% of each transaction. HotSpotMe will cover all card-related fees.

How do you keep the Hotspot passwords safe?
We use Advanced Encryption (AES) to keep passwords in our database safe and secure. While the user is connected to a Hotspot, the password remains hidden from view, and is deleted from the device upon disconnection, keeping it protected throughout the process.

What about credit card / bank account info?
HotSpotMe does not store any credit card or bank account info on our servers. That information is collected and stored by our secure payment processor, Stripe.

Can small businesses register their routers?
Businesses are welcome to sign up as Hosts. Furthermore, we plan to launch HotSpotMe for Business by the end of next year, as an ads-based model in addition to the standard fee-based model, to offer more flexibility.

Will HotSpotMe be available in other countries?

Eventually, yes. We have already formed a Canadian subsidiary and will begin fundraising in Canada next year. We hope to expand into many countries in the future.

HotSpotMe sounds unique, is there anything else like it?

HotSpotMe is the "Uber for Routers". We are not aware of anything else exactly like HotSpotMe.

As an investor, will I be notified of the launch?

You will be notified before the release date, and an account will be created for you with your bonus minutes applied for the day of launch. You will be one of the first to have access to HotSpotMe.

Idea for wireless-router sharing is conceived.

While using data on his smartphone one day, Robert J. Sabharwal conceived of an idea - a wireless router-sharing application.

U.S. Patent Filed

A U.S. patent with priority date of August 31, 2016 was filed by R. Sabharwal (Application #15693213). The patent covers HotSpotMe's core technology.

HotSpotMe, Inc. Formed

Our Delaware C-Corp, HotSpotMe, Inc. was incorporated on April 2, 2018. We are ready to accept investors!

Working Prototype Completed

A functional Android prototype developed. Ready for beta testing.

Android Beta Testing

Beta testing of our Android platform will begin. (ANTICIPATED)

HotSpotMe Launch

The HotSpotMe on-demand wireless router-sharing service will be launched! (ANTICIPATED)

| June 2015 | August 2016 | April 2018 | August 2018 | January 2019 | February 2019 |

| January 2016 | October 2017 | May 2018 | December 2018 | January 2019 |

Proof-of-Concept Built

Our first Android prototype was built, providing a Proof-of-Concept for the application.

Canada Patent Filed

A Canadian patent with priority date of August 31, 2016 was filed by R. Sabharwal (Application #2982231).

International Provisional Patent Filed

An International provisional patent (PCT) with priority date of August 31, 2017 was filed by R. Sabharwal (Application #PCT/IB2018/053053).

Pre-Launch Fundraising

Equity Crowdfunding via Start Engine to raise funds for the launch.

App Finalization

Bug fixes and modifications. (ANTICIPATED)

Meet Our Team



Robert J. Sabharwal
Founder and Lead Developer

Robert has been programming since he was a teenager. He studied Computer Science in college, is working on a Nanodegree from Udacity in Android Development, and is currently pursuing an M.B.A. He's worked for a number of engineering, technology, and science firms and has published several articles in technical publications. He conceived of the idea of wireless router-sharing in June of 2015. While using his mobile phone one day in downtown Boston, he was frustrated by the speed of his data plan, and thought it would be convenient if he could use one of the many wireless routers nearby. He founded HotSpotMe the next day, and began working on the prototype immediately. Robert holds a Bachelor of Arts and a Bachelor of Science from Western University, and a Masters from Harvard.



Michael Husky
Graphic and Web Design
Michael is an IT Business Professional with extensive experience in Project



Michael Bushe
Android Development
Michael is a software craftsman, inventor, and consultant with over 30 years experience. He



Colt DeWolf
Business Development
Colt studies Business Administration at MIT. He co-founded Dream.it, a software

experience in Project Management, with a focus on web technologies, mobile applications development & internet marketing. He has helped small businesses and entrepreneurs to grow top line revenue, ROI with diverse ERP & CRM solutions, branding & web development, e-commerce solutions, social media marketing. He is skilled in a number of applications, web technologies, and frameworks, such as Ruby on Rails, HTML5, CSS3, AJAX, WordPress, Drupal, Joomla, Magento, CakePHP, Codeigniter, OpenCart, ZenCart, Prestashop, iOS, and Android.

over 30 years experience. He has lead Agile teams in creating software solutions with powerful cloud-connected user interfaces for both web and mobile, that help users understand, create and act on information. His expertise is in UI strategy, architecture and development. Previously, he has developed UI frameworks and applications for most major user interface platforms including Angular, React & React Native, Ember, ExtJS, JQuery, Flex, and Java.

founded Dreamhit, a software development company, with several MIT engineers in 2017. His work for HotSpotMe has included business development, fundraising preparation, software development management, and leveraging his extensive fundraising network. He is a member of a college fraternal organization and an expert rower.

Offering Summary

Company : HotSpotMe, Inc.

Corporate Address : 902 Broadway, Floor 6, New York, NY 10010

Offering Minimum : $10,000.00

Offering Maximum : $107,000.00

Minimum Investment Amount (per investor) : $100.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 20,000

Maximum Number of Shares Offered : 214,000

Price per Share : $0.50

Pre-Money Valuation : $4,133,200.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See 10% Bonus below

Perks*

$100 — If you invest $100, you will receive 10 minutes of FREE HotSpotMe.

$1,000 — If you invest $1,000, you will receive 200 minutes of FREE HotSpotMe.

$5,000 — If you invest $5,000, you will receive 6 months of FREE HotSpotMe.

$10,000 — If you invest $10,000, you will receive 1 year of FREE HotSpotMe.

$25,000 — If you invest $25,000, you will receive 1 year of FREE HotSpotMe and a Samsung Galaxy S9.

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

HotSpotMe, Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 200 shares of Common Stock at $0.50 / share, you will receive 220 Common Stock, meaning you'll own 220 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow HotSpotMe to get notified of future updates!

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www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

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1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>Video 1</u>

HotSpotMe connects private wireless router owners with mobile users in need of Wi-Fi…the first ever on-demand wireless router-sharing application.

Anyone can sign up as a provider and register their network to earn extra money each time it's accessed by a HotSpotMe mobile user.

And mobile users only pay for the amount of time they're connected, making it the simplest way for anyone to connect to private networks nearby.

HotSpotMe is safe and secure for both providers and users. Advanced encryption is hardwired to keep passwords inaccessible, and personal information is never shared.

The HotSpotMe app is simple, safe, and convenient. It has revolutionized the way we connect to Wi-Fi on the go.

HotSpotMe – Wi-Fi When You Need It.

<u>Video 2</u>

Here's how easy it is connecting to private Wi-Fi networks near you.

Start by opening the HotSpotMe app. Once logged in, you should see a list of Wi-Fi networks within range.

Spot the networks with a red Wi-Fi icon next to it, this means you can access it.

Tap it and connect to the network. That's it! The app keeps track of how long you're connected…so when you're done with the internet just disconnect and your payment amount will appear.

And it's just as easy registering your own network and earning money each time it's accessed.

HotSpotMe – Wi-Fi When You Need It.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.